

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

November 2, 2010

via U.S. mail and facsimile

Kerry J. Chauvin, CEO
Gulf Island Fabrication, Inc.
567 Thompson Road
Houma, Louisiana 70363

> **RE: Gulf Island Fabrication, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 8, 2010**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010,**
> **June 30, 2010, and September 30, 2010**
> **File No. 1-34279**

Dear Mr. Chauvin:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 24

1. We note that man-hours worked is a significant factor that impacts revenues and gross profit margins. We further note from an analyst conference call that you judge your business on how many man-hours you can work. In future filings, if you believe

such information is material to an understanding of your business, please consider providing the man-hours worked, including those that are billable, as compared to the number of man-hours you could have worked. Consider quantifying for investors the impact the non-billable man-hours had to gross profit and operating income for each period presented. Please refer to Item 303(A)(3) of Regulation S-K and Section 501.12.b.1. of the Financial Reporting Codification for guidance.

2. In future filings, please expand your discussion of revenues to explain the impact each type of project has had for each period presented, along with your expectations as to future projects by type. In this regard, we note that you provided analysts with insight into how different project types (e.g., marine vessels, deepwater, downstream sector, upstream sector, etc.) have impacted revenue and your expectations regarding future projects. To the extent that these varying projects materially impact gross profit margins differently, please also provide an analysis of your project types for gross profit margin as well. Please refer to Item 303(A)(3) of Regulation S-K and Sections 501.12.b.3 and 501.12.b.4. of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources, page 26

3. We note that contract receivables, net as of December 31, 2009 is 67.1% of total current assets and is 48.4% of total current assets as of June 30, 2010. While we understand that the majority of the balance as of December 31, 2009 and June 30, 2010 relate to the Bluewater and ATP MinDOC I project, the remaining outstanding appears significant. If there are any other significant uncertainties involving the remaining balance, please revise future filings to discuss. If a material amount remains uncollected as of the filing of the periodic report, please discuss. Please refer to Item 303(A)(1) of Regulation S-K and Section 501.13.b. of the Financial Reporting Codification for guidance.

1. Organization and Summary of Significant Accounting Policies, page F-6

Property, Plant and Equipment, page F-7

4. We note your disclosure that you depreciate your property, plant and equipment over their estimated useful lives of 3 – 30 years. Please separately disclose the range of useful lives for each asset category presented in Note 6.

Revenue Recognition, page F-8

5. In future filings, please disclose the amount of revenue recognized for unapproved change orders for each period presented. If revenue was not recognized for unapproved change orders in any fiscal year, please disclose this fact.

6. In future filings, please disclose the amount of contract losses recognized in the consolidated statements of income for each period presented, or disclose that no or an immaterial amount of contract losses were recognized during the corresponding fiscal year.

3. Bluewater Agreement, page F-9

7. We note that you entered into an agreement on July 15, 2009, with Bluewater Industries, Inc. ("Bluewater") to restructure the payment terms for $90 million contract receivable related to the MinDOC I project. Please address each of the following in future filings:

    *   Please disclose the value of the change orders that are outside the scope of the payment restructuring agreement and are included in the line item on page F-10, "Bluewater and ATP MinDOC I project" for each period presented. Please refer to ASC 310-40-50-1 for guidance.
    *   Please explain how you determined discount rates ranging from 10% to 18% are reasonable. Given the separate payment terms, please further revise your disclosure to separately state the discount rate and amount used for the $42 million that was directly paid by Bluewater in seven equal installments and the $48 million that will be repaid through the assignment by Bluewater of its right, title and interest in the Conveyance of Overriding Royalty Interest agreement. Please refer to ASC 835-30-45-2 for guidance.
    *   If you did discount the $42 million portion to present value, please tell us how you determined it was appropriate, including the authoritative literature that supports your accounting.
    *   Please disclose the line items impacted by the initial recognition of the $11 million discount recognized for the present value of the receivables.
    *   Please continue to disclose the discount remaining as of the most recent balance sheet date. Please also disclose the period over which you are amortizing the discount and also clarify that you adjusted the period over which the discount is being amortized due to the extension of the payment period during the second quarter of fiscal year 2010, if correct.

    Please provide us with the disclosures you intend to include in future filings.

15. Quarterly Operating Results (Unaudited), page F-16

8. We note that the fourth quarter of fiscal year 2009 gross profit margin significantly increased in comparison to the fourth quarter of fiscal year 2008 gross profit margin. We further note that the fourth quarter of fiscal year 2008 gross profit margin is significantly less than any other quarter presented for the two fiscal years. In future filings, please include disclosures, here or in MD&A, for material disposals and extraordinary, unusual or infrequently occurring items recognized in the fourth

quarter of either fiscal year presented, including the aggregate effect of year-end adjustments that are material to the results of the fourth quarter. Refer to Item 302(A) of Regulation S-K for guidance. Please provide us with the disclosures that you would have included in the 2009 Form 10-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 15

9. We note your disclosure that the Texas Facility's current low level of production does not allow you to cover certain fixed costs, and this facility primary performs work under the deepwater projects. You also have a significant decline in backlog for the deepwater projects. You currently have a letter of authorization to sign a contract for a major deepwater project. If it is reasonably likely that the significant decline in the Texas Facility's revenues could lead to an impairment of the Texas Facility's fixed assets, disclose to investors the carrying value of the Texas Facility's fixed assets along with an explanation as to the factors or events that may result in a material impairment charge in the future. Item 303 of Regulation S-K requires disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB 5:P.4. Also see Section 216 of the Financial Reporting Codification. Please provide us with the disclosure you intend to include in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief